Exhibit 3.12

BYLAWS

OF

DELUXE FINANCIAL SERVICES, INC.

ARTICLE I

Meeting of Shareholders:

The annual meeting of shareholders of the Corporation shall be at 3680 Victoria St., N., Shoreview, Minnesota 55126 (or at such other place within or without the State of Minnesota as may be determined by the Board of Directors) on the day before the second Tuesday in May, or if that date shall fall upon a holiday, then at the same time on the next succeeding business day.

ARTICLE II

Directors:

The business and property of the Corporation shall be managed by a Board of Directors of not less than one (1) nor more than five (5) in number. The term of each director shall continue until the next succeeding annual meeting of the Corporation or until his or her successor is elected and qualified. The director(s) shall meet annually immediately after the election of directors, or as soon thereafter as practical.

ARTICLE III

Officers:

The officers of the Corporation shall consist of a Chairman of the Board, who shall perform such duties as are determined by the Board of Directors (including those of a chief executive officer if no President is elected), a President, who shall, except with respect to duties performed by the Chairman, perform the duties of chief executive officer, a Secretary, who shall countersign stock certificates of the Corporation, keep the records of the Corporation, and certify actions of the Board of Directors, a Treasurer, who shall perform the duties of the chief financial officer, and such other officers and agents as may from time to time be elected by the Board of Directors. Such officers shall hold office until the next annual meeting and until their successors are elected and qualified, provided, however, that any officer may be removed with or without cause by the affirmative vote of a majority of the Board of Directors. The Corporation shall not have a corporate seal.